EXHIBIT 99.1

Intellipharmaceutics Files ANDA With FDA for 30 mg Focalin XR(R)

TORONTO, Dec. 7, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), today announced that it has filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration (FDA) for approval to market a generic of the 30 mg strength of Focalin XR® (dexmethylphenidate hydrochloride). The application for the 30 mg strength is filed as an amendment to the ANDA that Intellipharmaceutics had previously filed for the 5, 10, 15 and 20 mg strengths of the drug.

"The filing of the 30 mg Focalin XR®ANDA is the fourth ANDA we have filed with the FDA in the last 12 months," commented Dr. Isa Odidi, CEO of Intellipharmaceutics. "This filing demonstrates our ability to quickly and efficiently develop controlled release products in-house for filing with the FDA."

In November 2009, the FDA approved the higher 30 mg dose of Focalin XR® extended-release capsules for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). The new strength provides physicians with an additional treatment option that offers statistically significant improvement in ADHD symptoms for up to 12 hours compared with the placebo. According to IMS Health, Focalin XR® had U.S. sales of about US$355 million in 2009; the Company projects sales growth for 2010 to approximately US$420 million.

Intellipharmaceutics' application for approval of generic versions of Focalin XR® remains subject to FDA approval. No assurance can be given as to whether or when the FDA will approve the Company's generic versions of Focalin XR®.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that the Company believes can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of approval and development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding our ability to maintain the listing of our common stock on NASDAQ and the TSX. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S., including those found in the "Risk Factors" section of our annual information form dated February 26, 2010, and our form 20-F dated November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com